UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K/A-1

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Commission File Number:   000-53949

HDS INTERNATIONAL CORP.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

10 Dorrance Street, Suite 700
Providence, RI   02903
(Address of principal executive offices and Zip Code)

(401) 400-0028
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	Securities registered pursuant to section 12(g) of the Act:
NONE	COMMON STOCK

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES [   ]   NO [X]

Indicate by check mark if the registrant is required to file reports pursuant to Section 13 or Section 15(d) of the Act:    YES [X]   NO [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES [X]   NO [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [   ]   NO [X]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	[ ]	Accelerated Filer	[ ]
Non-accelerated Filer	[ ]	Smaller Reporting Company	[X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES [   ]   NO [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of June 30, 2011: $27,050.

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:
347,380,000 as of April 12, 2012.

		Page

	PART III

Item 13.	Certain Relationships and Related Transactions, and Director Independence.	4

Signatures		6

REASON FOR AMENDMENT

We are filing this Amendment No. 1 to our Annual Report on Form 10-K for the period ended December 31, 2011 to amend certain information in the 10-K.  Specifically, we are amending Item 13 pursuant to a comment from the SEC.

No other changes have been made to the 10-K.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

On November 4, 2008 we issued 39,850,000 shares of common stock to Shares were issued to our founders as follows: (1) Don Calabria 510,000 shares; (2) Alan Collier 105,000 shares; (3) Michael Dimento 37,500 shares; (4) C2 Capital, LLC (a company controlled by Mr. Calabria and Mr. Collier); 675,000 shares; (5) and (6) Frank J. Hariton Esq., Company counsel, 22,500 shares. Such shares were issued for their par value of $0.001 per share. The aggregate consideration we received was $1,350.  All of such transactions with the Company’s founders were exempt from registration by reason of Section 4(2) of the Securities Act of 1933, as amended (the “Act”) as transactions by an issuer not involving any public offering.

In March 2010, Mark Simon, our former president, forgave all outstanding amounts owing him in consideration of $2,649. The amount has been recorded against the amounts due to related party with a corresponding credit to additional paid-in capital.

During the year ended December 31, 2010, we issued 25,200,000 split-adjusted common shares to settle management fees of $7,000, valued at $0.0003, the last price at which we sold shares of common stock for cash.

On August 12, 2011, the Company owed $24,965 to the former President of the Company for management fees, the amount owing was unsecured, non-interest bearing and due on demand.  On August 12, 2011, the Company repaid $10,000 and the former President of the Company forgave the outstanding amount owing of $14,965, which was recorded as a gain on settlement of debt and included in additional paid in capital due to the transaction occurring with a related party.

On October 7, 2011, the Company paid $10,000 to Hillwinds Energy Development Corp, a corporation controlled by our President, Tassos Recachinas, pursuant to an intellectual property license agreement dated September 2, 2011, under which HEDC licensed us certain intellectual property in consideration of $10,000.

The intellectual property licensed to us relates to the reutilization of carbon dioxide using genetically modified algae as an active agent in a biological reactor converting carbon dioxide into methane.  The technology licensed to us is the subject matter of a recent Provisional Patent Application #61/575,935 filed with the United States Patent and Trademark Office.  The licensed territory consists of Back Bay, New Brunswick, Canada, and any geographical area within 50 miles from the center of Back Bay, with the boundary on the west being the border with the State of Maine in the United States.

In determining the consideration for the license, we considered the following factors:   the status of the underlying patent application, the stage of development of the intellectual property, the business application potential of the intellectual property by us, the duration of the license, and the other terms of the license.   Based upon those factors, we determined that the consideration for the patent was more favorable to us than could be obtained from and independent third party, however, we did not obtain any independent opinion as to the appropriateness of the consideration paid to HEDC. .

As at December 31, 2011, the Company owed $312,137 to Hillwinds Ocean Energy, LLC (“HOEL”), a company controlled by our President, the amounts owing unsecured, bearing interest at 10% per annum, and due August 16, 2012.  During 2011, the Company repaid $0 of accrued interest and $25,000 of principal under the obligation.  As at December 31, 2011, the Company has recorded accrued interest of $12,137.

Tassos Recachinas is our only promoter.  In addition to the transactions described herein this Item 3, Mr. Recachinas received $9,000 from us during 2011 (nil, 2012) for management consulting services.  Mr. Recachinas has not received anything else of value (including money, property, contracts, options or rights of any kind) from us other than we paid HOEL, a corporation owned and controlled by Mr. Recachinas (a) 7,500,000 shares of our Class A Preferred Stock, $0.001 par value per share; (b) 250,000,000 shares of our common stock, $0.001 par value per share, and (c) a twelve month, 10% promissory note in the sum of $325,000, in connection with the purchase of certain assets from HOEL, including a certain license relating to technologies for gas exchange, carbon dioxide capture and sequestration, algae biomass production and other renewable energy and eco-sustainability applications, as described in the Asset Acquisition Agreement dated August 16, 2011.  HOEL is the majority owner of our issued and outstanding common stock and sole owner of all our issued and outstanding preferred stock.

Other than the foregoing transaction, none of our directors or executive officers, nor any person who owned of record or was known to own beneficially more than 5% of our outstanding shares of common stock, nor any associate or affiliate of such persons or companies, have any material interest, direct or indirect, in any transaction that has occurred during the past fiscal year, or in any proposed transaction, which has materially affected or will affect us.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions in the following manor:

-           Disclosing such transactions in reports where required;
-           Disclosing in any and all filings with the SEC, where required;
-           Obtaining disinterested directors consent; and
-           Obtaining shareholder consent where required.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form 10-K/A and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 12th day of July, 2012.

HDS INTERNATIONAL CORP.
(the “Registrant”)

BY:	TASSOS RECACHINAS
Tassos Recachinas
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary/Treasurer and sole member of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Signature	Title	Date

TASSOS RECACHINAS	President, Principal Executive Officer, Principal	July 12, 2012
Tassos Recachinas	Financial Officer, Principal Accounting Officer,
Secretary/Treasurer and sole member of the Board
of Directors